Law Offices of
                      Paul, Hastings, Janofsky & Walker LLP
                              345 California Street
                      San Francisco, California 94104-2635
                            Telephone (415) 835-1600
                            Facsimile (415) 217-5333
                              Internet www.phjw.com

                                February 8, 2000

VIA EDGAR

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      The Montgomery Funds - CIK No. 0000863435
         Request for Withdrawal of Registration Statement on Form N-14 File No. 333-96117

Sir or Madam:

                  On behalf of The Montgomery Funds (the "Registrant") and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the withdrawal of the Registrant's Registration Statement on Form N-14 (the "Registration Statement"), as filed with the Commission on February 3, 2000.

                  The above filing was intended as a filing pursuant to Rule 497(e) under the Securities Act respecting the Combined Proxy Statement and Prospectus and the Statement of Additional Information for the reorganization of the Montgomery International Small Cap Fund into the Montgomery International Growth Fund, two series of the Registrant. However, the vendor used by the Registrant to effect this 497(e) filing erroneously filed it with the Commission as a new Form N-14 filing.

                  Please address any comments or questions concerning this withdrawal request to the undersigned at (415) 835-1607 or to Thao H. Ngo at
(415) 835-1649.

                                      Very truly yours,



                                      /s/ David A. Hearth
                                for PAUL, HASTINGS, JANOFSKY & WALKER LLP




cc:  Ms. Paige Morway
     Thao H. Ngo and Julie Allecta, Esq.